NSAR ITEM 77C

Van Kampen American Capital Municipal Income Fund


(a)     A Special Meeting of Shareholders was held on May 28, 1997.

(b) The election of Trustees of Van Kampen American Capital Municipal Income Fund (the "Fund") included:

	J. Miles Branagan, Richard M. DeMartini, Linda Hutton Heagy,
	R. Craig Kennedy, Jack E. Nelson, Don G. Powell, Jerome L. Robinson, Phillip B. Rooney, Fernando Sisto and Wayne W. Whalen

(c)     The following were voted on at the meeting:

	1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

			For     39,816,469                     Against  560,978

	4) For each VK Fund, to Ratify the Selection of KPMG Peat Marwick LLP Independent Public Accountants for its Current Fiscal Year.

			For     40,396,192                     Against 233,442